Mail Stop 4561

October 31, 2007

David Matson
Chief Financial Officer
UnionBanCal Corporation
400 California Street
San Francisco, California 94104

       RE: **UnionBanCal Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 1, 2007
               File No. 001-15081

Dear Mr. Matson,

      We have reviewed your letter filed on October 12, 2007. In the letter, you request that we return your SAB 99 Quantitative Analysis in Response to the Staff's Comment No. 3 furnished supplementally under separate cover pursuant to Rule 101(c)(2) of Regulation S-T and Rule 12b-4 under the Securities Exchange Act of 1934.

      We do not believe this information is supplemental to responding to our comment and therefore we do not believe this information is in the scope of Rule 12b-4. We do not object to your request for the information to receive confidential treatment under Rule 83.

      If you have any questions regarding this matter, please feel free contact me at (202) 551-3419.

                               Sincerely,

                               Christian Windsor
                               Special Counsel